UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                           Lanbo Financial Group, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   51507N 10 0
                                 (CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 3, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.   |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                               (Page 1 of 7 Pages)

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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No.  51507N 10 0                 13D                     Page 2 of 7 Pages
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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Yaru Du
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  |_|
                                                                    (b)  |_|
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
            OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

            People's Republic of China
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NUMBER OF                7       SOLE VOTING POWER
SHARES
BENEFICIALLY                     2,857,147
OWNED BY                 -------------------------------------------------------
EACH                     8       SHARED VOTING POWER
REPORTING
PERSON WITH
                         -------------------------------------------------------
                         9       SOLE DISPOSITIVE POWER

                                 2,857,147
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,857,147
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.0%
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14        TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


Item 1.      Security and Issuer.

This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Lanbo Financial Group, Inc. (f/k/a Micro Interconnect Technology, Inc.), a Nevada corporation (the "Company"). The address of the Company's principal executive office is c/o West Windsor Professional Corporation, 51 Everett Drive, Suite A-20, #B, West Windsor, NJ 08550.

Item 2.      Identity and Background.

             (a) This Schedule 13D is filed by Yaru Du.

             (b) Mrs. Du's business address is No. 88, Jianguo Road, Xi'an City,
                 Shaanxi Province, China 710001.

             (c) Mrs. Du is a Financial Manager with Shaanxi Aidi Financial
                 Investment Consulting Co., LTD. ("Aidi"). Aidi is principally engaged in corporate finance related consulting services for Chinese companies proposing to do transactions or/and financing in the U.S. and has its address at Shannxi Aidi: Investment Consulting Co. Ltd., 11th Floor, Xingxing Mansion No. 88 Jianguo Road Xian PRC 710001.

             (d) During the past five years, Mrs. Du has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

             (e) During the past five years, Mrs. Du has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) Mrs. Du is a citizen of the People's Republic of China.

Item 3.      Source and Amount of Funds and Other Consideration.

             The 2,857,147 shares (the "Shares") of the Company were issued to Mrs. Du pursuant to a Share Exchange Agreement, dated September 29, 2004, and amended on October 18, 2004 (the "Share Exchange"), consummating an issuance to Mrs. Du of an 8% equity interest in the Company in exchange for consulting services rendered to Lanbo Financial Investment Company Group Limited ("Lanbo-BVI"). Pursuant to that certain Agreement, dated September 27, 2004 (the "Consulting Agreement"), by and among Lanbo Financial, Aidi Financial Investment Co., Ltd., Aidi Financial Investment, LLC, and Xian Xinxing Real Estate Development Co. Ltd., Mrs. Du was to receive the Shares upon the consummation of the Share Exchange.

Item 4.      Purpose of Transaction.

             Mrs. Du acquired the Shares in the Company as consideration for consulting services to Lanbo-BVI in connection with the Share Exchange.

             Mrs. Du does not have any plans or proposals which relate to or would result in:

            (a) the acquisition by any person of additional securities of the Company;
            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
            (c) a sale or transfer of a material amount of assets of the
                Company or of any of its subsidiaries;
            (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or
                dividend policy of the Company;
            (f) any other material change in the Company's business or corporate structure;
            (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;
            (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be
                authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
            (i) a class of equity securities of the Company becoming
                eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
            (j) any similar action to those enumerated above.

Item 5.  Interest in Securities of the Company.

         (a) Mrs. Du is the beneficial owner of an aggregate of 2,857,147 shares of Common Stock, representing approximately 8.0% of the total issued and outstanding shares of Common Stock.

         (b) Mrs. Du has sole investment and voting power over 2,857,174 shares of Common Stock.

         (c) Other than the acquisition of the shares as reported in this
Schedule 13D, Mrs. Du has not effected any transactions in the Common Stock of the Company in the past 60 days.

         (d) To the knowledge of Mrs. Du, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by her individually.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the transactions contemplated by the Share Exchange, the Company, the stockholders of Lanbo-BVI and stockholders entitled to receive Common Stock in the Company pursuant to the Consulting Agreement (collectively, the "Stockholders"), and Keating Reverse Merger Fund, LLC entered into a Voting Agreement, dated as of November 3, 2004. Pursuant to the terms of the voting agreement for the one year period following the closing, the KRM Fund shall have the right to nominate one director to the Company's board and each Stockholder agrees to vote all of their shares of Common Stock as may be necessary to elect that director during the one year period following closing. Each of the Stockholders appointed Timothy J. Keating, as their proxy to vote all of their shares in his sole discretion to secure each Stockholders' obligation to vote in accordance with the voting agreement.

Item 7.      Materials to be Filed as Exhibits.
(1)    Agreement, dated September 27, 2004
(2)    Share Exchange Agreement, dated September 29, 2004*
(3)    Amendment to Share Exchange Agreement, dated October 28, 2004**
(4)    Voting Agreement, dated November 3, 2004

* Included in Current Report on Form 8-K filed by Micro Interconnect Technology, Inc. on September 22, 2004, and incorporated by reference herein.
** Included in Currrent Report on Form 8-K filed by Micro Interconnect Technology, Inc. on October 20, 2004, and incorporated by reference herein.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   November 29, 2004              By: /s/ Yaru Du
                                           ----------------------------------
                                           Name:  Yaru Du

                                  EXHIBIT INDEX

(1)      Agreement, dated September 27, 2004
(2)      Share Exchange Agreement, dated September 29, 2004*
(3)      Amendment to Share Exchange Agreement, dated October 28, 2004**
(4)      Voting Agreement, dated November 3, 2004

* Included in Current Report on Form 8-K filed by Micro Interconnect Technology, Inc. on September 22, 2004, and incorporated by reference herein.
** Included in Currrent Report on Form 8-K filed by Micro Interconnect Technology, Inc. on October 20, 2004, and incorporated by reference herein.